

Mail Stop 3561

December 17, 2010

R. Samuel Bell, Jr., Chairman
Incoming, Inc.
244 Fifth Avenue, Suite V235
New York, New York 10001

> **Re:** **Incoming, Inc.**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Filed April 15, 2010**
> **Form 8-K/A**
> **Filed November 19, 2010**

Dear Mr. Bell:

We have reviewed your letter dated November 4, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended November 30, 2009 filed November 10, 2010

Statement of Operations

1. We note your response to prior comment one. Please explain to us how fees paid to your Chief Executive Officer for speaking engagements meet the SAB 104 criteria for revenue recognized in your financial statements and quantify the amount of revenue attributable to the fees for speaking engagements.

Note 3– Capital Stock

2. We note your response to prior comment three and note your disclosure that you estimated the fair value of the shares based on data from sales of the Company's common stock to third parties. Please explain to us why the number of shares sold in the February 2009 transaction makes the sale price of that particular sale more representative of the transaction in question. Please also tell us the fair value of the services provided in exchange for the shares issued to management.

Form 10-Q/A for the Quarterly Period Ended August 31, 2010

Financial Statements

Note 5- Acquisition of NABE, page 7

3. We note your disclosure that you acquired NABE for 990,000 Class A common shares and 1,980,000 Class B common shares valued at $ 975,914. We note your prior disclosure in the previous Form 8-K/A filed September 9, 2010 that you had recorded the acquisition and the shares at $ 1,514,700. Please tell us the factors and the basis for the significant change in the cost of acquisition and valuation of the shares issued. Considering the quoted price of your stock, disclose the basis for the valuation of Class A and Class B shares and how it is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

4. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate revenue variances between periods. Your discussions should include analysis of your predecessor and successor operations. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 14

5. Please provide a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in accounts receivable, inventory, accounts payable, etc.) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Form 8-K/A filed November 19, 2010

6. We note your revised disclosure and response to prior comment nine. Please revise to describe the arrangements or understandings regarding students performing tests and other work. For example, it is unclear to what extent the universities or students have rights to improvements or technologies resulting from work or tests performed by them.

7. With respect to prior comment 15, it appears that you attribute the estimated improvement in efficiencies to a "NCSU engineer." Please provide a consent or advise. See Rule 436 of Regulation S-K.

Liquidity and Capital Resources, 34

8. Refer to comment 17 from our letter dated October 5, 2010. Please revise to clarify the source, amount of funds available and basis for believing such funds are available as referenced by the statement that you "will continue to rely on related party loans."

9. We are unable to locate disclosure responsive to prior comment 23. Please revise accordingly.

Directors and Executive Officers, page 37

10. We note your response to prior comment 10. You disclose on page 37 that Mr. Bell is the president and owner of four other entities. Please revise to disclose the approximate number of hours per week that Mr. Bell devotes to Incoming.

11. Also, please revise to address whether the company has any employment agreements. If the company has employment agreements then describe the material terms of those agreements and file them as exhibits.

12. We reissue prior comment 27. Please revise accordingly.

13. We note your response to prior comment 28 and the statement that "[o]ther than Messrs. Bell and Taylor, no person listed on page 37 of the Form 8-K was employed by a parent, subsidiary or affiliate of the Company." It is unclear why you do not include Mr. AbiJaoudi, who is identified as the Chief Operating Officer on page 37. Please revise or advise.

Properties, page 36

14. We note your response to prior comment 17. Please revise to further describe your Caldwell County plant and the extent of current operations. Based on the references on page 35 to "awaiting final installation" and "have been ordered and are in the

process of being fabricated," it is unclear what plant operations you currently have, and what operations you plan to begin in the near and far term.

Item 3.02 Unregistered Sales of Equity securities

15. We note your response to comment 39 from our letter dated October 5, 2010. Please revise to provide Item 701 disclosure for all issuances or advise us of the basis for omitting issuances below 5% outstanding.

16. You disclose here that you issued shares to Ms. Jasmine Victoria on July 1, 2010, and that the shares were valued at $ .10 per share. Other shares valued at $ .10 per share were issued to Mr. Taylor and Mr. Victor AbiJaoudi. However we note that based on the Form 10-Q for August 31, 2010, Note 6- Equity transactions, the above noted shares were recorded at $ .50 per share. Please revise to reconcile the apparent inconsistency.

Exhibits

17. Filings, including exhibits, must be in either ASCII-text or HTML format. It appears that some of your exhibits, such as exhibits 4.2 and 4.3 filed with the amendment, are in pdf or a similar format, which is not permitted for official filings. Please revise.

*****

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Peter Bilfield
        Fax: (203) 324-8199